02058872

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ____________ to ____________

Commission file number 1-8598

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Paymentech Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bank One Corporation
100 East Broad Street
Columbus, Ohio 43271

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Paymentech Retirement Savings Plan

As of December 31, 2001 and 2000 and for the Year ended December 31, 2001

Paymentech Retirement Savings Plan

Financial Statements
and Supplemental Schedule

As of December 31, 2001 and 2000, and for the Year ended December 31, 2001

Contents

ERNST & YOUNG LLP

Suite 1500
2121 San Jacinto Street
Dallas, Texas 75201

Phone: 214 969 8000
Fax: 214 969 8587
Telex: 6710375

Report of Independent Auditors

Employee Benefits Committee
Paymentech Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Paymentech Retirement Savings Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

September 17, 2002

Paymentech Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31, 2001	December 31, 2000
Assets		
Cash	**$ 2,497**	$ 321
Investments:		
Merrill Lynch Mutual Funds:		
Capital Fund Class A	**999,070**	1,243,847
Basic Value Fund Class A	**4,648,469**	4,158,078
Bond Fund Intermediate Term Portfolio Class A	**1,559,643**	961,682
Global Value Fund Class A	**424,905**	349,929
S&P 500 Index Fund Class A	**2,044,623**	1,694,115
Massachusetts Investors Growth Stock Fund Class A	**3,129,550**	3,375,745
Dreyfus Premier Balanced Fund Class A	**1,590,005**	1,324,969
Van Kampen Aggressive Growth Fund Class A	**1,949,671**	2,047,710
Managers International Equity Fund	**1,250,449**	1,406,386
Merrill Lynch Retirement Preservation Trust	**2,409,397**	1,797,555
BANK ONE CORPORATION Common Stock	**2,256,439**	1,957,719
Participant loans	**669,304**	599,155
Total investments	**22,931,525**	20,916,890
Receivables:		
Employer contributions	**52,307**	53,653
Employee contributions	**153,805**	155,601
Income receivable	**14,289**	13,232
Total assets	**23,154,423**	21,139,697
Liabilities		
Contributions refundable	**22,234**	167,265
Net assets available for benefits	**$ 23,132,189**	$ 20,972,432

See accompanying notes.

Paymentech Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2001

Net Additions	
Investment income (loss):	
Interest and dividends	**$ 891,120**
Net depreciation in fair value of investments	**(3,146,427)**
	(2,255,307)
Contributions:	
Employer	**1,351,366**
Employee	**5,217,707**
	6,569,073
Net additions	**4,313,766**
Deductions	
Benefit payments	**2,148,738**
Administrative expenses	**5,271**
Total deductions	**2,154,009**
Net increase	**2,159,757**
Net assets available for benefits, at beginning of year	**20,972,432**
Net assets available for benefits, at end of year	**$ 23,132,189**

See accompanying notes.

Paymentech Retirement Savings Plan

Notes to Financial Statements

December 31, 2001

1. Description of the Plan

The following description of the Paymentech Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan intended to qualify under Section 401(a) and Section 401(k), respectively, of the Internal Revenue Code (the Code). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan was established effective July 1, 1996, to provide eligible employees with additional retirement income savings opportunities. Employees are eligible to participate in the Plan on the first day of the month coinciding with or following the date of hire and attainment of age 18.

On March 31, 2001, the Company sold substantially all of its assets of First USA Financial Services, Inc. (Financial Services). On January 4, 2001, the Plan was amended effective March 31, 2001, to exclude employees of Financial Services from further participation in the Plan and cease their contributions to the Plan. As a result, such affected participants became fully vested in their Plan accounts.

Contributions

The Plan allows for employee contributions from 1% to 15% of an eligible employee's compensation, as defined, during each year. The deferral percentage may be changed each payroll period. The Company matching contribution is equal to 50% of the first 6% of eligible compensation contributed by each eligible employee. Highly compensated employees may be subject to a reduced contribution based on the deferral amounts of non-highly compensated employees.

1. Description of the Plan (continued)

Vesting

Participant contributions and actual earnings thereon are fully vested at all times. Matching contributions made by the Company vest at the rate of 20% per year following two years of employment. Following six years of employment, an eligible employee's interest in matching contributions allocated to his or her account is fully vested. Forfeitures are used to reduce the Company's contributions in the subsequent year. At December 31, 2001 and 2000, there were $148,027 and $122,044 of unallocated forfeitures, respectively. During 2001, Company contributions were reduced by these unallocated forfeitures by $122,044.

Benefits

Benefits may be paid under the Plan, subject to limitations and conditions imposed by the Code, upon a participant's termination of employment, retirement (early, normal, or late), or death. The Plan specifies various distribution options that participants may select, including forms of annuity payments for balances in excess of $5,000 and lump-sum distributions.

Information about the Plan agreement and the vesting and distribution provisions is contained in the Paymentech Retirement Savings Plan Summary Plan Description booklet that is made available to all Plan participants. Copies of this booklet are available from the Employee Resources Department.

Participant Loans

A participant of the Plan may borrow up to 50% of the vested balance in such participant's account, with a minimum loan of $1,000 and a maximum loan of $50,000. Participant loans have a maximum repayment term of five years or, for the purchase of a home, a maximum repayment term of 15 years. If a loan is extended past the five-year period, the balance of the loan at the time of the extension is a taxable distribution. Participant loans bear a fixed rate of interest based on the prime rate.

1. Description of the Plan (continued)

Administrative Expenses

Certain costs and expenses incurred with regard to the purchase, sale, or transfer of investments are paid by the Plan. All other administrative expenses are paid by the Company.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, each participant shall have a 100% nonforfeitable interest in the value of all amounts credited to the participant's account and amounts shall be paid to the participants or their beneficiaries through lump-sum payments or the purchase of annuity contracts.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

Benefit Payments

Benefit payments are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments

Mutual fund shares are valued based on published market prices which represent the net asset values of shares held by the Plan at year-end. Common stocks are valued based on quoted market prices. The Merrill Lynch Retirement Preservation Trust is a collective

2. Significant Accounting Policies (continued)

trust that is valued at cost, which approximates fair value as determined by Merrill Lynch Trust Company of Texas (Merrill Lynch), the trustee, based on the fair market value of the underlying investments. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

3. Investments

Merrill Lynch, the trustee, holds the Plan's investments and executes all investment transactions. Investment choices are selected by the Employee Benefits Committee, consisting of members of management of the Company, based upon recommendations of the trustee and an independent consulting firm, William M. Mercer, Incorporated.

During 2001, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as determined by published market prices as follows:

Common stocks	**$ 144,221**
Mutual funds	**(3,290,648)**
Total	**$ (3,146,427)**

The fair value of individual investments that represent 5% or more of the Plan's net assets can be identified in the statements of net assets available for benefits.

4. Investment Options

Plan participants may elect to direct their contributions (and the Company matching contributions) to any fund or a combination of two or more funds (in 1% denominations). Additionally, participants may revise percentage allocations of investment choices and transfer existing account balances from one fund to another or any combination of funds on a daily basis.

5. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2001	December 31, 2000
Net assets available for benefits per the financial statements	**$ 23,132,189**	$ 20,972,432
Benefits payable at end of year	**(1,176)**	(5,928)
Net assets available for benefits per the Form 5500	**$ 23,131,013**	$ 20,966,504

The following is a reconciliation of benefit payments to participants per the financial statements to the Form 5500 for the year ended December 31, 2001:

Benefit payments to participants per the financial statements	**$ 2,148,738**
Add benefits payable at end of year	**1,176**
Add 2000 contributions refunded in 2001	**51,955**
Less benefits payable at beginning of year	**(5,928)**
Benefit payments to participants per the Form 5500	**$ 2,195,941**

Benefits payable are recorded on the Form 5500 for lump-sum payments to participants who requested payment prior to December 31, 2001 and 2000, but had not been paid as of that date.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated December 23, 1998, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter. However, Paymentech Management Resources, Inc., the Plan Administrator, believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

7. Subsequent Events

As of January 1, 2002, the contribution limit for employees was increased to 25% of an employee's compensation, as defined, during the year.

As of May 31, 2002, the Plan discontinued the option to invest in BANK ONE CORPORATION common stock. Participants with assets allocated to BANK ONE CORPORATION common stock prior to May 31, 2002 were permitted to retain those assets. Effective June 1, 2002, future contributions allocated to the BANK ONE CORPORATION common stock investment option will be invested in the Merrill Lynch Retirement Preservation Trust unless otherwise directed.

On July 29, 2002, the Employee Benefits Committee approved several changes to the Plan's investment options, to be effective on October 1, 2002. Investment options will be expanded to include the PIMCO Total Return Fund, Merrill Lynch Aggregate Bond Index Fund, Merrill Lynch US Government Mortgage Fund, Lord Abbett Mid-Cap Value Fund, Lord Abbett Small-Cap Value Fund, One Group Mid Cap Growth Fund, Nations Small Company Investor Fund, MFS International New Discovery Fund, Templeton Foreign Fund and the GoalManager Fund. The Dreyfus Premier Balanced Fund, the Merrill Lynch Balanced Capital Fund, and the Merrill Lynch Global Value Fund will be discontinued and all asset balances and future contributions will be invested in the GoalManager Fund unless otherwise directed. The Managers International Equity Fund will be discontinued and all asset balances and future contributions will be invested in the Templeton Foreign Fund unless otherwise directed. The Merrill Lynch Intermediate Term Bond Fund will be discontinued and all asset balances and future contributions will be invested in the PIMCO Total Return Fund unless otherwise directed. Additionally, the Van Kampen Aggressive Growth Fund will be discontinued. Participants with assets allocated to the Van Kampen Aggressive Growth Fund will be permitted to retain those assets. However, effective October 1, 2002, future contributions allocated to the Van Kampen Aggressive Growth Fund will be invested in the One Group Mid Cap Growth Fund unless otherwise directed.

Effective September 1, 2002, the Paymentech Retirement Savings Plan introduced the "Catch Up Contribution" provision in accordance with the Economic Growth and Tax Relief Reconciliation Act (EGTRRA) of 2001. In accordance with EGTRRA, eligible participants are permitted to make an additional deferral of their eligible compensation in an amount not to exceed the EGTRRA imposed limit.

Supplemental Schedule

Paymentech Retirement Savings Plan

Schedule H; Line 4i – Schedule of Assets (Held At End of Year)

EIN: 75-2634189
Plan #: 002

December 31, 2001

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investments, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Merrill Lynch Trust Company of Texas:			
	Merrill Lynch Mutual Funds	Capital Fund Class A	**	$ 999,070
	Merrill Lynch Mutual Funds	Basic Value Fund Class A	**	4,648,469
	Merrill Lynch Mutual Funds	Bond Fund Intermediate Term Portfolio Class A	**	1,559,643
	Merrill Lynch Mutual Funds	Global Value Fund Class A	**	424,905
	Merrill Lynch Mutual Funds	S&P 500 Index Fund Class A	**	2,044,623
	Massachusetts Financial Services Company	Massachusetts Investors Growth Stock Fund Class A	**	3,129,550
	Dreyfus Premier Funds	Dreyfus Premier Balanced Fund Class A	**	1,590,005
	Van Kampen Funds	Van Kampen Aggressive Growth Fund Class A	**	1,949,671
	The Managers Fund	Managers International Equity Fund	**	1,250,449
*	Merrill Lynch Trust Company	Retirement Preservation Trust	**	2,409,397
*	BANK ONE CORPORATION	Common Stock, $0.01 par value	**	2,256,439
	Participant Loans	Interest rates ranging from 5.0% to 10.0%	–	669,304
			**	$ 22,931,525

* Indicates party-in-interest to the Plan.
** Investments are participant-directed; thus, cost information is not applicable.

0205-0304483

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PAYMENTECH RETIREMENT SAVINGS PLAN

Date: September 26, 2002

Kathryn J. Smith
Chief Financial Officer

0205-0304483

EXHIBIT INDEX

Exhibit Number	Seq. Description	Page No.
23	Consent of Ernst & Young LLP	13

ERNST & YOUNG LLP

Suite 1500
2121 San Jacinto Street
Dallas, Texas 75201

Phone: 214 969 8000
Fax: 214 969 8587
Telex: 6710375

EXHIBIT 23

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 333-30419 and 333-30425) pertaining to the Paymentech Retirement Savings Plan of our report dated September 17, 2002, with respect to the financial statements and schedule of the Paymentech Retirement Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

Ernst & Young LLP

September 26, 2002
Dallas, Texas

0205-0304483